SUNPEAKS VENTURES, INC.

December 30, 2009

Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated October 14, 2009

Dear Ms. Parker:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of October 14, 2009, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 14, 2009.

1.

We believe that the responses included hereinafter are complete and where disclosure has changes we have endeavoured to indicated, precisely, where any such changes have occurred. Further, we have endeavoured to revise all necessary section of the Filing where the applicable comment(s) may have affected any part thereof.

2.

We have revised the filing to include a description of how the offering price of our common stock was determined. Such statement has been made pursuant to Item 505 of Regulation S-K. See Page 15.

3.

We have revised the Filing to include a section captioned “Description of Property” wherein we have clarified that the Company’s anticipates acquiring a working interest in several properties, which will allow the Company to potentially develop those oil and gas properties (See page 21). Further, we have clarified throughout the Filing exactly what property the Company has an interest in.

4.

We have revised the Filing to remove reference to develop, development or production and have replaced the same with such terms necessary to reflect the Company’s current operations.

5.

We have revised the Filing to remove duplicative sections.

6.

We have revised the Filing to reflect accurate number of shares being registered for resale and upon filing shall submit the proper filing fees.

7.

We have amended the filing to emphasize and clarify that the Company is offering shares on a “best efforts basis” and that there is no minimum number of shares required to be sold thereunder and that any and all funds received thereunder shall be made available to the Company immediately. Various disclosures have been added relating to this and illuminating the fact the any investment thereunder in the Company’s common stock is highly speculative and the investor has been cautioned that they may lose a part or all of their investment should the Company not become profitable or be able to implement its business plan. Further, we have included a risk factor relating to specifically to this fact. Additionally, the Company intends to sell its registered shares exclusively through a direct public offering being made by its sole officer and director, excluding any broker/dealer, with all proceeds received from the sale of those shares going directly to the Company. Accordingly, the Company does not believe that Rule 15c2-4 is applicable to this situation.

8.

We have revised the Filing to remove language extending the offering period beyond the initial 180 days.

9.

We have revised the Filing to remove language extending the offering period beyond the initial 180 days.

#106, 505 19 Ave SW, Calgary, Alberta, T2S 0E4

Canada

SUNPEAKS VENTURES, INC.

10.

We have revised the Filing to remove language extending the offering period beyond the initial 180 days. Further, we believe that this offering is being conducted on a “best efforts” basis, accordingly there would be no need to either escrow or return funds received pursuant to the offering. We have emphasized that any investment proceeds go directly to the Company and the same will be used to fund Company operations. Based on the foregoing, there should be no expectation on the part of any investor that they would receive all or a any part of their investment back should the offer be extended.

11.

We have revised the Filing to reflect the prior to the Company’s stock being listed on the OTCBB, any such sales shall be made at a fixed price of $0.06.

12.

We have revised the filing accordingly.

13.

We have revised the filing accordingly.

14.

We have revised the filing accordingly.

15.

We have revised the filing to clarify the current nature of our business.

16.

We have revised the Filing to include a risk factor relating to the fact that Mr. Beaudette shall only devote a limited amount of time to the Company’s operations, (i.e. 20 hours per week) which may have a materially adverse affect on the Company’s operations. See page 11.

17.

We have revised the filing to reflect that there is a convertible note issued and outstanding which is convertible into 666,666 shares of the Company’s common stock, by the Company, upon the filing of a Registration Statement and that such conversion would further dilute the then existing shareholders.

18.

We have revised the Filing accordingly.

19.

We have revised the Filing accordingly.

20.

We have revised the Filing to more accurately reflect the fact the Company’s acquisitions to date are minor, and that the Company has yet to receive any significant income generated from the working interest already acquired. However, we do believe that our business is predicated on our ability to adequately identify and retain qualified personally to assist us in making such determination relating to acquisition properties, of which we will need to be able to accurately assess the revenue potential and long-term benefit of any such acquisition. Accordingly, we have a revised the Filing to reflect that while we are a development stage company, we are aware of such matters that may, is successful, affect our business. Finally, we have reclassified the term “senior revolving credit” with “current investors” as the Company has been awarded $40,000 pursuant to the convertible note with Blue Lagoon Capital and the Company believes that Blue Lagoon would be willing to make an additional investment, if requested.

21.

We have revised the Filing accordingly.

22.

We have revised the Filing accordingly.

23.

We have revised the Filing accordingly.

24.

In order to clarify that the Company does not own or is not a signatory to the “interruptible or short-term transportation agreements…” the entire risk factor has been removed.

25.

We have revised the Filing accordingly.

26.

We have revised the filing to remove any reference to the reorganization, as the same was inadvertently included in the original filing. No such reorganization is contemplated currently and the Company has no future plans for any reorganization.

27.

We have revised the Filing accordingly.

28.

We have revised the Filing accordingly.

#106, 505 19 Ave SW, Calgary, Alberta, T2S 0E4

Canada

SUNPEAKS VENTURES, INC.

29.

The “offering conditions” referred to herein are explained in the preceding sentence, specifically that the funds necessary to purchase such shares have received.

30.

The requested disclosure was previously included in the Filing.

31.

We have revised the Filing accordingly.

32.

We have revised the Filing accordingly.

33.

We have revised the Filing accordingly.

34.

None of the selling shareholders are Broker/Dealers, or affiliates with or controlled by any Broker/Dealer.

35.

We have revised the Filing accordingly.

36.

We have added clarifying language to illuminate that there is no language that would delay or prevent a change in control but there is such language in the charter that would make the process more difficult.

37.

We have revised the Filing to more accurately reflect the Company financial position.

38.

We have revised the Filing to remove any such language relating to an acquisition or merger, however, the Company business model relies on the acquisition of viable oil and gas producing properties, including any such properties owned by other entities, public or private, seeking acquisition.

39.

We have revised the Filing to reflect only such claims and assertions that we can reasonably substantiate. Further, attached herewith are copies of such materials used in making the aforementioned substantiations.

40.

We have revised the Filing to clarify and consolidate the presently owned, and anticipated percentage of ownership of the working interest in the subject properties.

41.

We have revised the Filing accordingly.

42.

We have revised the Filing to more accurately reflect that the Company is a development stage company.

43.

We have revised the Filing accordingly.

44.

We have revised the Filing accordingly.

45.

We have revised the Filing accordingly.

46.

We have revised the Filing accordingly.

47.

We have revised the Filing accordingly.

48.

We have revised the Filing accordingly.

49.

We have revised the Filing accordingly.

50.

We have revised the Filing accordingly.

51.

We have revised the Filing accordingly.

52.

We have revised the Filing accordingly.

53.

We have revised the Filing accordingly.

#106, 505 19 Ave SW, Calgary, Alberta, T2S 0E4

Canada

SUNPEAKS VENTURES, INC.

54.

We have filed a copy of the Management Agreement herewith.

55.

We have revised the Filing accordingly.

56.

We have revised the Filing accordingly.

57.

We have removed the reference to Nature of Operations and Continuance of Business (Note 1) in our balance sheet

58.

We have not incurred any operating costs relating to the oil and gas properties with the exception of the acquisition of the oil and gas properties.  We have removed references on the Results of Operations section with respect to oil and gas expenditures as the expenditures incurred by the Company were general administrative, management and professional fees.

59.

As of June 30, 2009, the Company has acquired the oil and gas properties and the Company is not responsible to plug or retire the equipment with these wells given the Company’s limited interests in these properties (1.28571% interest).  We have added relevant disclosure in Note 2 of the financial statements to reflect the fact that the Company is not responsible for any asset retirement obligation costs.

60.

We have revised the convertible note on our balance sheet and have classified the amount has a current liability.

61.

We have included the bonus shares as part of the share issuance transaction, and have recorded the transaction as the issuance of 350,000 common shares for each of the 8 investors.  The total issuance was 2,800,000 common shares (350,000 x 8 investors) for proceeds of $14,000.

62.

We have revised the Filing accordingly.

63.

We have revised the Filing accordingly.

64.

We have revised the Filing accordingly.

65.

We have revised the Filing accordingly.

66.

We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the November 26, 2008 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact _______ at ____________ with any questions.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

#106, 505 19 Ave SW, Calgary, Alberta, T2S 0E4

Canada

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